KW 3/13/14.

14046964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-52180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Avenue
(No. and Street)

St Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Rd, Suite 120	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Clint Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA VENUS
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 11260286
My Commission Expires October 26, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

AND

INDEPENDENT AUDITOR'S REPORT

HANCOCK SECURITIES GROUP, LLC
(a wholly owned subsidiary of Manchester Holdings, LLC)
FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2012

TABLE OF CONTENTS

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report

Member
Hancock Securities Group, LLC
Saint Louis, Missouri

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Hancock Securities Group, LLC, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Securities Group, LLC as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2014

Hancock Securities Group, LLC
(A wholly owned subsidiary of Manchester Holdings, LLC)
Statement of Financial Condition
As of December 31, 2013 and 2012

ASSETS

	2013	2012
Current Assets		
Cash and Cash Equivalents	$ 138,293	$ 392,645
Segregated Cash and Securities	380,691	359,103
Receivable from Clearing Organization	10,449	4,149
Receivable from Affiliated Organization	3,999	37,031
Prepaid expenses and other current assets	32,175	31,461
Marketable Securities	0	71,019
Total Current Assets	565,607	895,408
Fixed Assets		
Property and Equipment, Net of Accumulated Depreciation of $3,858 and $9,470 in 2013 and 2012	9,079	2,825
Total Fixed Assets	9,079	2,825
Total Assets	**$ 574,686**	**$ 898,233**

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
Liabilities		
Accounts payable	$ 3,658	$ 35,503
Commissions Payable	151,039	123,084
Total Liabilities	154,697	158,587
Member's Equity		
Member Equity	529,626	326,326
Net Income	(109,637)	413,320
Total Member's Equity	419,989	739,646
Total Liabilities and Member's Equity	**$ 574,686**	**$ 898,233**

See auditor's report and accompanying notes to the financial statements

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Statements of Income and Changes in Member's Equity

For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Commissions	$ 2,403,759	$ 2,060,344
Securities Trading, net	16,443	4,875
Interest and Dividends	1,761	2,083
Other Income	160,716	912,707
Total Revenue	2,582,679	2,980,009
Expenses		
Employee Compensation and Benefits	202,566	109,754
Broker's Commissions and Clearing Fees	2,022,655	1,698,113
General and Administrative Expenses	467,095	758,822
Total Expenses	2,692,316	2,566,689
Net Income (Loss)	**(109,637)**	**413,320**
Member's Equity, Beginning of Year	739,646	401,326
Less: Member's Distribution	210,020	75,000
Member's Equity, End of Year	**$ 419,989**	**$ 739,646**

See auditor's report and accompanying notes to the financial statements

Hancock Securities Group, LLC
(A wholly owned subsidiary of Manchester Holdings, LLC)
Statement of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net income (loss)	$ (109,637)	$ 413,320
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	977	898
(Increase) decrease in assets:		
Receivable from Clearing Organization	(6,300)	(1,169)
Receivable from Affiliated Organization	33,032	66,681
Securities Owned, net	71,019	(3,445)
Prepaid expenses and other current assets	(714)	(14,812)
Increase (decrease) in liabilities:		
Accounts Payable	(31,845)	33,738
Commissions Payable	27,955	(14,829)
Cash Provided by (used for) Operating Activities	(15,513)	480,382
Cash Flows from Investing Activities		
Cash paid for purchases of fixed assets	(7,231)	(3,159)
Cash Used for Investing Activities	(7,231)	(3,159)
Cash Flows from Financing Activities		
Distributions	(210,020)	(75,000)
Cash Used for Financing Activities	(210,020)	(75,000)
Net Increase (Decrease) in Cash	**(232,764)**	**402,223**
Cash and Cash Equivalents, Beginning of Year	751,748	349,525
Cash and Cash Equivalents, End of Year	**$ 518,984**	**$ 751,748**
Cash Paid During the Year for:		
Interest	$ 1,059	$ 422

See auditor's report and accompanying notes to the financial statements

Hancock Securities Group, LLC
(A wholly owned subsidiary of Manchester Holdings, LLC)
Schedule of General and Administrative Expenses
For the Years Ended December 31, 2013 and 2012

	2013	2012
Advertising	$ 1,635	8,835
Auto Expense	9,842	10,414
Bank Fees	-	25
Charitable Contributions	853	1,433
Computer Expense	19,217	13,154
Depreciation and Amortization	977	898
Dues and Subscriptions	4,449	9,274
Insurance	35,741	1,542
Interest Expense	1,059	422
Meals and Entertainment	9,194	9,390
Office Expense	12,787	18,537
Other Taxes and Licenses	1,326	100
Outside Service Expense	289,684	556,527
Postage	3,088	6,919
Professional Fees	22,663	23,159
Rent	38,384	74,304
Telephone	7,007	15,948
Travel	7,611	7,435
Utilities	1,578	506
Total General and Administrative Expenses	$ 467,095	$ 758,822

See auditor's report and accompanying notes to the financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS
A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Hancock Securities Group, LLC, a Missouri Limited Liability Company ("the Company"), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC ("the Parent"). The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Pershing, LLC (Pershing). The Company does not hold cash or securities for its clients. In accordance with the clearing agreement with Pershing, the Company is required to maintain a minimum deposit of $100,000 in cash and/or government securities with Pershing. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

The Company generates additional revenue through its Financial Advisory and Merchant Banking lines of business. Financial Advisory revenues are generated by the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

The Company earns Merchant Banking fees from mergers, acquisitions and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due-diligence, brokerage, and consulting on the proposed transaction.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and a securities broker/dealer. The banks provide $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. The securities broker/dealer provides $100,000 of coverage through the Securities Investor Protection Corporation. The banks and securities broker/dealer

NOTES TO FINANCIAL STATEMENTS

amounts were not in excess of insured limits at December 31, 2013. Management does not believe significant credit risks exist at December 31, 2013.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to seven years. Contingent upon which time period ends first, leasehold improvements are amortized either based on the life of the improvement or the terms of the lease. Property and equipment consists of furniture and fixtures.

SECURITIES TRANSACTIONS – Marketable securities are stated at fair market value. Gains and losses, both realized and unrealized, are included in net securities trading gains. Accounted for as trading securities.

INCOME TAXES – The Company is a limited liability company and the current period net income is recognized on the Parent Company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no income tax provision is recorded by the Company.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ADVERTISING – Advertising expenses are expensed as incurred. Advertising expense was $ 1,635 and $ 8,835 for 2013 and 2012, respectively.

OTHER INCOME – Included in "Other Income" for 2012 of the Income Statement is a $570,910 incentive payment from Pershing to defray conversion costs through the transition from Mesirow Financial. No such payments were made in 2013.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ALLOCATION OF PROFITS OR LOSSES – Profits or losses from operations are allocated to the Parent. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the Parent as of the date of such sale or disposition.

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

B. SECURITIES OWNED

In 2013, entity liquidated its interest in owned securities. This resulted in a realized gain of $16,433. The securities on hand on December 31, 2012 were trading securities measured using Level 1 inputs. They consisted of the following:

Valuation	*Amount*
Market Value	$ 71,019
Cost Basis	66,232
Unrealized Gain	$ 4,787

C. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2013, the Company's net capital was $364,287 or $114,287 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1 at December 31, 2013.

E. LEASES

The Company has leases for office equipment, office space, and storage classified as operating leases. Lease expenses were $38,384 and $74,304 for the years ended December 31, 2013 and 2012, respectively. The Company subleases building space and office equipment from its Parent. The leases are classified as operating leases by the Parent Company.

Effective January 1, 2013, the sublease for building space was reduced to $ 1,713/month in 2013 from $2,945/month in 2012. Total rent expense for the building amounted to $20,556 and $35,340 for the years ended December 31, 2013 and 2012, respectively. The current lease agreement expires on April 30, 2016

The following is a schedule by year of future minimum rental payments due under the operating lease agreement:

Year Ending December 31	*Amount*
2014	$ 20,566
2015	20,566
2016	6,852
	$ 47,984

The sublease for equipment rental was also reduced. Starting January 1, 2013, the Company leased equipment from the Parent for $1,375/month. In 2012, the rate was $2,750/month. Rent expense for the equipment amounted to $16,950 and $33,000 for the year ended December 31, 2013 and 2012, respectively. Management's intent regarding the equipment lease is that it is ongoing in nature.

From independent third parties storage space and other leased equipment resulted in lease expenses of $878 and $5,964 for December 31, 2013, and 2012, respectively.

F. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby a management fee is paid on a monthly basis in lieu of salaries to officers and in addition to building rent, and equipment rent. Management fees are set a $7,500 a month and resulted in an expense of $90,000 for the firm in both 2013 and 2012.

The Company maintains a business relationship with Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC, who are controlled by their common parent, Manchester Holdings, LLC. The Company acts as the introducing broker for the customers of its sister companies. All fees are negotiated on an arms-length basis. There were revenues and expenses in 2013 associated with this business relationship.

The Company pays for health insurance, life insurance, long-term disability, long-term care and accidental death insurance for the employees of companies who share similar owners and management. The Company pays for the salaries and employee benefits of Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC who are controlled by their common Parent. The receivable from these companies related to these expenses was $3,999 and $37,031 at December 31, 2013 and 2012, respectively. These amounts are settled on a monthly basis.

G. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Company's matching contribution is 100% of the first 3% and 50% of the next 2% of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed certain maximum defined limitations. Contribution match for the years ended December 31, 2013 and 2012 was $10,364 and $7,918, respectively.

H. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Information Accompanying The Basic Financial Statements

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on page 13 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2014

Hancock Securities Group, LLC

(A wholly owned subsidiary of Manchester Holdings, LLC)

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

As of December 31, 2013

Member's Equity	$	419,989
Total Capital		419,989
Less: Nonallowable Assets		
Prepaid Expenses and Other Assets		46,623
Property and Equipment, net		9,079
Total Nonallowable Assets		55,702
Net Capital before haircuts on securities positions		364,287
Less: Haircuts on securities pursuant to rule 15c3-1		-
Net Capital		364,287
Less: Net Capital Requirement		250,000
Net Capital in Excess of Requirement	$	114,287
Aggregate Indebtedness		
Payable to brokers and clearing organizations		151,039
Accounts payable and accrued expenses		3,658
Total Aggregate Indebtedness	$	154,697
Ratio of Aggregate Indebtedness to Net Capital		**0.42 to 1**

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2012

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Member
Hancock Securities Group, LLC
Saint Louis, Missouri

In planning and performing our audit of the financial statements of Hancock Securities Group, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates, LLC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2014

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Hancock Securities Group, LLC
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Securities Investor Protection Corporation (SIPC) General Assessment Reconciliation Form SIPC-7 for the Year Ended December 31, 2013, which were agreed to by Hancock Securities Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluation Hancock Securities Group, LLC compliance with the applicable instructions of Form SIPC-7. Hancock Securities Group, LLC's management is responsible for the Hancock Securities Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no significant differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Hauk Kruse & Associates LLC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052180 FINRA DEC
HANCOCK SECURITIES GROUP LLC 16*16
383 MARSHALL AVE
SAINT LOUIS MO 63119-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer
678-525-0992

2. A. General Assessment (item 2e from page 2) $ 2,237

B. Less payment made with SIPC-6 filed (exclude interest) (1,155)

_______________ Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 1,082

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,082

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,082

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Securities Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of February, 20 14. President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,582,677
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,409,946
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	202,135
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	16,443
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	59,540
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,688,064
2d. SIPC Net Operating Revenues	$ 894,613
2e. General Assessment @ .0025	$ 2,237
	(to page 1, line 2.A.)